UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MALIBU BOATS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common A Stock, $0.01 par value of Malibu Boats, Inc.

(Title of Class of Securities)

56117J100

(CUSIP Number of Class of Securities)

Wayne R. Wilson

Chief Financial Officer

5075 Kimberly Way

Loudon, Tennessee 37774

(865) 458-5478

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John-Paul Motley, Esq. O’Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 (213) 430-6100	Edward D. Ricchiuto, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee(2)
$70,000,000	$8,134

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $70,000,000 in aggregate of up to 3,333,333 shares of Malibu Boats, Inc.’s Common A Stock, par value $0.01 per share, at the minimum tender offer price of $21.00 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,134	Filing Party: Malibu Boats, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: March 13, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015 by Malibu Boats, Inc., a Delaware corporation (“Malibu” or the “Company”), as amended by Malibu on March 23, 2015, April 2, 2015, April 6, 2015 and April 10, 2015 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash shares of its Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), including shares of Class A Common Stock issued upon exchange of limited liability company interests (the “LLC Units”) of Malibu Boats Holdings, LLC, a Delaware limited liability company (the “LLC”), subject to acceptance by the Company of such shares of Class A Common Stock underlying the LLC Units (the shares of Class A Common Stock, including shares of Class A Common Stock issued upon exchange for LLC Units, defined as the “Shares” or “Securities”), for an aggregate purchase price of not more than $70.0 million at a per Share purchase price of not less than $21.00 nor greater than $23.50 per Share and upon the terms and subject to the conditions described in the Offer to Purchase, dated March 13, 2015, as amended (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment No. 5 is to amend and supplement the Schedule TO to provide final results of the Offer. Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 5 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4. Terms of the Transaction.

(a) Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Offer expired at 12:00 midnight, New York City time, on April 9, 2015. The Company accepted for purchase 3,333,333 Shares at a purchase price of $21.00 per Share, for an aggregate cost of approximately $70.0 million, excluding fees and expenses relating to the Offer. As more than 3,333,333 Shares were tendered at the purchase price of $21.00 per Share, the Company accepted for purchase only a prorated portion of the Shares (including Shares underlying outstanding LLC Units) tendered by each tendering shareholder, except for odd lot tenders, which were accepted in full, and except for certain conditional tenders automatically regarded as withdrawn, as described in the Offer to Purchase. Based on the final count, and accounting for the effect of odd lot priority on the proration factor, the Depositary has informed the Company that the proration factor for the Offer is approximately 39.94% of Shares (including Shares underlying outstanding LLC Units) validly tendered and not validly withdrawn. The Shares (including Shares underlying outstanding LLC Units) accepted for purchase in the Offer represent approximately 14.7% of the total number of Shares (including Shares underlying outstanding LLC Units) not held by the Company issued and outstanding as of March 31, 2015. Based on these numbers, and following settlement of the Offer, the Company will have approximately 19.3 million Shares (including Shares underlying outstanding LLC Units) not held by the Company issued and outstanding. Based on these numbers, and following settlement of the Offer, the Company will have approximately 14.9 million shares of its Class A Common Stock issued and outstanding, approximately 4.4 million LLC Units not held by the Company issued and outstanding and approximately 14.9 million LLC Units held by the Company issued and outstanding.”

Item 11. Additional Information.

(c) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On April 15, 2015, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on April 9, 2015. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(C)	Press release issued by Malibu Boats, Inc. on April 15, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2015	MALIBU BOATS, INC.

	By:	/s/ Wayne R. Wilson
		Name:	Wayne R. Wilson
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2015.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2015.*

(a)(1)(E)	Summary Advertisement, dated March 13, 2015.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by Malibu Boats, Inc. on March 13, 2015.*

(a)(5)(B)	Press release issued by Malibu Boats, Inc. on April 10, 2015.*

(a)(5)(C)	Press release issued by Malibu Boats, Inc. on April 15, 2015.**

(b)	Amended and Restated Credit Agreement, by and among Malibu Boats, LLC, Malibu Boats Holdings, LLC, SunTrust Bank, as administrative agent, swingline lender and issuing lender, and the lenders and other guarantors party thereto, dated April 2, 2015 (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on April 2, 2015 (File No. 001-36290))

(d)(1)	First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC dated as of February 5, 2014 (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(2)	First Amendment, dated as of February 5, 2014, to First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 3.5 to Malibu Boats, Inc.’s Quarterly Report on Form 10-Q/A filed on May 13, 2014 (File No. 001-36290))

(d)(3)	Second Amendment, dated as of June 27, 2014, to First Amended and Restated Limited Liability Company Agreement of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 3.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(4)	Employment Agreement by and between Malibu Boats, Inc. and Ritchie Anderson, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.7 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(5)	Employment Agreement by and between Malibu Boats, Inc. and Jack Springer, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.8 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

Exhibit Number	Description

(d)(6)	Employment Agreement by and between Malibu Boats, Inc. and Wayne Wilson, dated February 5, 2014 (incorporated herein by reference to Exhibit 10.9 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(7)	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(8)	Amendment Number One, dated as of June 24, 2014, to the Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(9)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.15.1 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(10)	Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.15.2 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(11)	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.15.3 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(12)	Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.15.4 to Amendment No. 1 to Malibu Boats, Inc.’s Registration Statement on Form S-1 filed on January 8, 2014 (File No. 333-192862))

(d)(13)	Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and Affiliates of Black Canyon Capital LLC and Horizon Holdings LLC (incorporated herein by reference to Exhibit 10.2 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(14)	Exchange Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc. and the Other Members of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 10.3 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(15)	Tax Receivable Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Malibu Boats Holdings, LLC and the Other Members of Malibu Boats Holdings, LLC (incorporated herein by reference to Exhibit 10.4 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(16)	Registration Rights Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Black Canyon Management LLC and Affiliates of Black Canyon Capital LLC (incorporated herein by reference to Exhibit 10.5 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(17)	First Amendment, dated as of June 27, 2014, to the Registration Rights Agreement by and among Malibu Boats, Inc., Black Canyon Management LLC and Affiliates of Black Canyon Capital LLC (incorporated herein by reference to Exhibit 10.1 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

Exhibit Number	Description

(d)(18)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.19 to Malibu Boats, Inc.’s registration statement on Form S-1 filed on December 13, 2013 (File No. 333-192862))

(d)(19)	Voting Agreement, dated as of February 5, 2014, by and among Malibu Boats, Inc., Black Canyon Management LLC, Jack D. Springer, Wayne R. Wilson and Ritchie L. Anderson (incorporated herein by reference to Exhibit 10.6 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on February 6, 2014 (File No. 001-36290))

(d)(20)	Letter Agreement Amending LLC Unit Vesting Schedule by and between Malibu Boats Holdings, LLC and Ritchie Anderson (incorporated herein by reference to Exhibit 10.4 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(d)(21)	Director Compensation Policy (incorporated herein by reference to Exhibit 10.3 to Malibu Boats, Inc.’s Current Report on Form 8-K filed on June 27, 2014 (File No. 001-36290))

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.